U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person 1

   Weaver                          Sharon                  L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                 25 Castle Drive
--------------------------------------------------------------------------------
                                    (Street)

  Limerick                             PA                   19468
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 3, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Group Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                           2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                         Date          (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security          (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 Year)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                         1,942.8055     D
                                                                                     (1)(2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                         5,147.966      I         401k Plan
                                                                                     (3)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                 Page 1 of 3
=========================================================================================================================


----------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                               (Over)
                                                                                                      SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
                                                             (3)
------------------------------------------------------------------------------------------------------------------------------------
Employee            26.73(4) 12/3/02   A        8,500        (5)      1/3/2013  Common   8,500           8,500
Stock Option                                    (4)                             Stock    (4)             (4)(6)     D
(Right to
Buy)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                             Page 2 of 2


Explanation of Responses:


/s/ Sharon L. Weaver                                             12/4/02
---------------------------------------------            --------------------
      **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                FORM 4 FOOTNOTES
                                ----------------

Name of Reporting Person:           Sharon L. Weaver

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     December 3, 2002

Footnotes:

(1) Includes shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 9.3815 shares on 2/17/02,
         7.9083 shares on 5/17/02, 8.1145 shares on 8/17/02, and 8.5056 shares on 11/17/02.

(2) Includes 24.9289 shares acquired pursuant through Company's exempt Employee Stock Purchase Plan during first, second, and third quarters 2002.

(3) Includes 254.66 shares acquired during first, second, and third quarters 2002 pursuant to the Company's Capital Accumulation Plan (a 401(k) plan). The total is based on the most recent plan statement available (as of September 30, 2002). All shares were acquired in routine new-money acquisitions exempt under Rule 16b-3(c) and Rule 16a-3(f)(1)(i)(B).

(4) Exercise price will be adjusted to $25.4571, and number of shares will be adjusted to 8,925, as of December 27, 2002, the payment date of National Penn's pending 5% stock dividend.

(5) Options become exercisable in increments of 20% on December 3, 2003, 2004, 2005, 2006, and 2007.

(6) Additional options held with various exercise prices or expiration dates. Total options held are 65,373, which number will be adjusted to 68,642, as of December 27, 2002, the payment date of National Penn's pending 5% stock dividend.


                                   Page 3 of 3